Exhibit 99.1

ADDEX THERAPEUTICS LTD

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Financial Statements
Unaudited Interim Condensed Consolidated Balance Sheets as at September 30, 2020 and December 31, 2019	2
Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss for the three-month and nine-month periods ended September 30, 2020	3
Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the nine-month period ended September 30,2020	4
Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the three-month period ended September 30, 2020	5
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the nine-month period ended September 30, 2020	7
Unaudited Notes to the Interim Condensed Consolidated Financial Statements	8

Quarter 3 Report | Interim Condensed Consolidated Financial Statements

ADDEX THERAPEUTICS LTD

Unaudited Interim Condensed Consolidated Balance Sheets

as at September 30, 2020 and December 31, 2019

	Notes	September 30, 2020	December 31, 2019
		Amounts in Swiss francs
ASSETS
Current assets
Cash and cash equivalents	6	17,813,450	31,536,803
Other financial assets	7	66,346	13,968
Receivables	7	75,836	118,028
Prepayments	7	1,292,814	720,063
Total current assets		19,248,446	32,388,862
Non-current assets
Right-of-use assets	8	259,828	543,340
Property, plant and equipment	9	69,915	27,626
Non-current financial assets	10	68,173	68,911
Total non-current assets		397,916	639,877
Total assets		19,646,362	33,028,739
LIABILITIES AND EQUITY
Current liabilities
Current lease liabilities		215,246	373,025
Payables and accruals	11	1,851,640	4,196,411
Contract liability	15	—	945,737
Deferred income	16	149,940	165,389
Total current liabilities		2,216,826	5,680,562
Non-current liabilities
Non-current lease liabilities		53,685	177,220
Retirement benefits obligations	14	1,631,885	1,481,738
Deferred income	16	—	165,390
Total non-current liabilities		1,685,570	1,824,348
Equity
Share capital	12	32,848,635	32,848,635
Share premium	12	286,463,215	286,375,977
Reserves		8,013,098	7,146,506
Accumulated deficit		(311,580,982)	(300,847,289)
Total equity		15,743,966	25,523,829
Total liabilities and equity		19,646,362	33,028,739

The accompanying notes form an integral part of these consolidated financial statements.

2

Quarter 3 Report | Interim Condensed Consolidated Financial Statements

ADDEX THERAPEUTICS LTD

Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss

for the three-month and nine-month periods ended September 30, 2020

		For the three months ended September 30,		For the nine months ended September 30,
	Notes	2020	2019	2020	2019
		Amounts in Swiss francs
Revenue from contract with customer	15	27,264	502,359	1,792,117	1,722,660
Other income	16	75,388	8,720	195,345	15,340
Operating costs
Research and development		(1,978,955)	(2,914,582)	(7,850,543)	(8,808,412)
General and administration		(1,236,729)	(1,358,166)	(4,496,535)	(4,178,883)
Total operating costs		(3,215,684)	(4,272,748)	(12,347,078)	(12,987,295)
Operating loss		(3,113,032)	(3,761,669)	(10,359,616)	(11,249,295)
Finance income		1,280	202,179	34,049	223,131
Finance expense		(201,282)	(25,697)	(408,126)	(99,652)
Finance result	19	(200,002)	176,482	(374,077)	123,479
Net loss before tax		(3,313,034)	(3,585,187)	(10,733,693)	(11,125,816)
Income tax expense		—	—	—	—
Net loss for the period		(3,313,034)	(3,585,187)	(10,733,693)	(11,125,816)
Basic and diluted loss per share for loss attributable to the ordinary equity holders of the Company	20	(0.12)	(0.14)	(0.40)	(0.42)
Other comprehensive loss
Items that will never be reclassified to the statement of income:
Remeasurements of retirement benefits obligation		(150,130)	(363,290)	(192,178)	(850,778)
Items that may be classified subsequently to the statement of income:
Exchange difference on translation of foreign operations differences		(1,278)	(83)	(2,125)	(131)
Other comprehensive loss for the period, net of tax		(151,408)	(363,373)	(194,303)	(850,909)
Total comprehensive loss for the period		(3,464,442)	(3,948,560)	(10,927,996)	(11,976,725)

The accompanying notes form an integral part of these consolidated financial statements.

3

Quarter 3 Report | Interim Condensed Consolidated Financial Statements

ADDEX THERAPEUTICS LTD

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

For the nine-month period ended September 30, 2020

Amounts in Swiss francs

	Notes	Share Capital	Share Premium	Treasury Shares Reserve	Foreign Currency Translation Reserve	Other Reserves	Accumulated Deficit	Total
Balance at January 1, 2019		28,564,031	286,476,912	(2,513,148)	(652,323)	13,431,873	(286,066,685)	39,240,660
Net loss for the period		—	—	—	—	—	(11,125,816)	(11,125,816)
Other comprehensive loss for the period		—	—	—	(131)	(850,778)	—	(850,909)
Total comprehensive loss for the period		—	—	—	(131)	(850,778)	(11,125,816)	(11,976,725)
Issue of shares	12	4,284,604	—	—	—	—	—	4,284,604
Cost of share capital issuance		—	(61,242)	—	—	—	—	(61,242)
Value of share-based services	13	—	—	—	—	1,368,039	—	1,368,039
Movement on warrants		—	—	(288)	—	—	—	(288)
Movement in treasury shares:	12
Capital increase		—	—	(4,284,604)	—	—	—	(4,284,604)
Settlement of supplier invoices		—	64,551	134,326	—	—	—	198,877
Net sales under liquidity agreement		—	(25,895)	31,768	—	—	—	5,873
Balance at September 30, 2019.		32,848,635	286,454,326	(6,631,946)	(652,454)	13,949,134	(297,192,501)	28,775,194

Balance at January 1, 2020		32,848,635	286,375,977	(6,572,316)	(653,161)	14,371,983	(300,847,289)	25,523,829
Net loss for the period		—	—	—	—	—	(10,733,693)	(10,733,693)
Other comprehensive loss for the period		—	—	—	(2,125)	(192,178)	—	(194,303)
Total comprehensive loss for the period		—	—	—	(2,125)	(192,178)	(10,733,693)	(10,927,996)
Value of share-based services	13	—	—	—	—	946,234	—	946,234
Movement in treasury shares:	12
Settlement of supplier invoices		—	58,442	171,079	—	—	—	229,521
Net purchases under liquidity agreement		—	28,796	(56,418)	—	—	—	(27,622)
Balance at September 30, 2020		32,848,635	286,463,215	(6,457,655)	(655,286)	15,126,039	(311,580,982)	15,743,966

The accompanying notes form an integral part of these consolidated financial statements.

4

Quarter 3 Report | Interim Condensed Consolidated Financial Statements

ADDEX THERAPEUTICS LTD

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

For the three-month period ended September 30, 2020 (1/2)

Amounts in Swiss francs

	Notes	Share Capital	Share Premium	Treasury Shares Reserve	Foreign Currency Translation Reserve	Other Reserves	Accumulated Deficit	Total
Balance at January 1, 2019		28,564,031	286,476,912	(2,513,148)	(652,323)	13,431,873	(286,066,685)	39,240,660
Net loss for the period		—	—	—	—	—	(3,040,802)	(3,040,802)
Other comprehensive loss for the period		—	—	—	(27)	(331,028)	—	(331,055)
Total comprehensive loss for the period		—	—	—	(27)	(331,028)	(3,040,802)	(3,371,857)
Value of share-based services		—	—	—	—	500,519	—	500,519
Movement in treasury shares:
Settlement of supplier invoices		—	19,091	26,987	—	—	—	46,078
Net purchases under liquidity agreement		—	257	(144)	—	—	—	113
Balance at March 31, 2019		28,564,031	286,496,260	(2,486,305)	(652,350)	13,601,364	(289,107,487)	36,415,513
Net loss for the period		—	—	—	—	—	(4,499,827)	(4,499,827)
Other comprehensive loss for the period		—	—	—	(21)	(156,460)	—	(156,481)
Total comprehensive loss for the period		—	—	—	(21)	(156,460)	(4,499,827)	(4,656,308)
Issue of shares	12	4,284,604	—	—	—	—	—	4,284,604
Cost of share capital issuance		—	(61,242)	—	—	—	—	(61,242)
Value of share-based services		—	—	—	—	498,901	—	498,901
Movement in treasury shares:
Capital increase		—	—	(4,284,604)	—	—	—	(4,284,604)
Settlement of supplier invoices		—	23,881	53,850	—	—	—	77,731
Net purchases under liquidity agreement		—	(479)	(1,130)	—	—	—	(1,609)
Balance at June 30, 2019		32,848,635	286,458,420	(6,718,189)	(652,371)	13,943,805	(293,607,314)	32,272,986
Net loss for the period		—	—	—	—	—	(3,585,187)	(3,585,187)
Other comprehensive loss for the period		—	—	—	(83)	(363,290)	—	(363,373)
Total comprehensive loss for the period		—	—	—	(83)	(363,290)	(3,585,187)	(3,948,560)
Value of share-based services	13	—	—	—	—	368,619	—	368,619
Movement on warrants		—	—	(288)	—	—	—	(288)
Movement in treasury shares:
Settlement of supplier invoices	12	—	21,579	53,489	—	—	—	75,068
Net sales under liquidity agreement		—	(25,673)	33,042	—	—	—	7,369
Balance at September 30, 2019		32,848,635	286,454,326	(6,631,946)	(652,454)	13,949,134	(297,192,501)	28,775,194

The accompanying notes form an integral part of these consolidated financial statements.

Quarter 3 Report | Interim Condensed Consolidated Financial Statements

ADDEX THERAPEUTICS LTD

Unaudited Condensed Consolidated Statements of Changes in Equity

For the three-month period ended September 30, 2020 (2/2)

Amounts in Swiss francs

	Notes	Share Capital	Share Premium	Treasury Shares Reserve	Foreign Currency Translation Reserve	Other Reserves	Accumulated Deficit	Total
Balance at January 1, 2020		32,848,635	286,375,977	(6,572,316)	(653,161)	14,371,983	(300,847,289)	25,523,829
Net loss for the period		—	—	—	—	—	(4,305,921)	(4,305,921)
Other comprehensive income for the period		—	—	—	(33)	184,951	—	184,918
Total comprehensive loss for the period		—	—	—	(33)	184,951	(4,305,921)	(4,121,003)
Value of share-based services		—	—	—	—	297,708	—	297,708
Movement in treasury shares:
Settlement of supplier invoices		—	20,123	62,808	—	—	—	82,931
Net sales under liquidity agreement		—	(3,193)	596	—	—	—	(2,597)
Balance at March 31, 2020		32,848,635	286,392,907	(6,508,912)	(653,194)	14,854,642	(305,153,210)	21,780,868
Net loss for the period		—	—	—	—	—	(3,114,738)	(3,114,738)
Other comprehensive loss for the period		—	—	—	(814)	(226,999)	—	(227,813)
Total comprehensive loss for the period		—	—	—	(814)	(226,999)	(3,114,738)	(3,342,551)
Value of share-based services		—	—	—	—	343,083	—	343,083
Movement in treasury shares:
Settlement of supplier invoices		—	7,832	49,034	—	—	—	56,866
Net purchases under liquidity agreement		—	(4,794)	(32,355)	—	—	—	(37,149)
Balance at June 30, 2020		32,848,635	286,395,945	(6,492,233)	(654,008)	14,970,726	(308,267,948)	18,801,117
Net loss for the period		—	—	—	—	—	(3,313,034)	(3,313,034)
Other comprehensive loss for the period		—	—	—	(1,278)	(150,130)	—	(151,408)
Total comprehensive loss for the period		—	—	—	(1,278)	(150,130)	(3,313,034)	(3,464,442)
Value of share-based services	13	—	—	—	—	305,443	—	305,443
Movement in treasury shares:
Settlement of supplier invoices	12	—	30,487	59,237	—	—	—	89,724
Net purchases under liquidity agreement		—	36,783	(24,659)	—	—	—	12,124
Balance at September 30, 2020		32,848,635	286,463,215	(6,457,655)	(655,286)	15,126,039	(311,580,982)	15,743,966

The accompanying notes form an integral part of these consolidated financial statements.

Quarter 3 Report | Interim Condensed Consolidated Financial Statements

ADDEX THERAPEUTICS LTD

Unaudited Interim Condensed Consolidated Statements of Cash Flows

for the nine-month period ended September 30, 2020

		For the nine months ended September 30,
	Notes	2020	2019
		Amounts in Swiss francs
Net loss for the period		(10,733,693)	(11,125,816)
Adjustments for:
Depreciation	8/9	291,677	237,189
Value of share-based services	13	946,234	1,368,039
Pension costs		(42,031)	75,830
Finance net cost/(income)		412,504	(91,659)
Increase in other financial assets	7	(52,378)	(5,873)
Decrease/(increase) in receivables	7	42,192	(54,315)
Increase in prepayments	7	(572,751)	(463,849)
(Decrease)/increase in payables and accruals	11	(2,279,614)	569,336
Decrease in contract liability	15	(945,737)	(212,744)
Decrease in deferred income	16	(180,839)	—
Services paid in shares		229,521	198,877
Net cash used in operating activities		(12,884,915)	(9,504,985)

Cash flows from investing activities
Purchase of property, plant and equipment	9	(11,329)	(25,490)
Purchase of non-current financial assets		—	(274)
Net cash used in investing activities		(11,329)	(25,764)

Cash flows from financing activities
Costs paid on issue of shares subscribed by the Group		(109,167)	(61,242)
(Purchase) /sale of treasury shares		(27,622)	5,873
Principal element of lease payment		(281,314)	(226,576)
Interest received	19	34,049	9,393
Interest paid	19	(59,228)	(99,652)
Net cash used in financing activities		(443,282)	(372,204)

Decrease in cash and cash equivalents		(13,339,526)	(9,902,953)

Cash and cash equivalents at beginning of the period	6	31,536,803	41,670,158
Exchange difference on cash and cash equivalents		(383,827)	181,787

Cash and cash equivalents at end of the period	6	17,813,450	31,948,992

The accompanying notes form an integral part of these consolidated financial statement

Quarter 3 Report | Interim Condensed Consolidated Financial Statements | Notes

Unaudited Notes to the Interim Condensed Consolidated Financial Statements

(Amounts in Swiss francs)

1. General information

Addex Therapeutics Ltd (the “Company”), formerly Addex Pharmaceuticals Ltd, and its subsidiaries (together, the “Group”) are a clinical stage pharmaceutical group applying its leading allosteric modulator drug discovery platform to discovery and development small molecule pharmaceutical products, with an initial focus on central nervous system disorders.

The Company is a Swiss stockholding corporation domiciled c/o Addex Pharma SA, Chemin des Aulx 12, CH1228 Plan-les-Ouates, Geneva, Switzerland and the parent company of Addex Pharma SA, Addex Pharmaceuticals France SAS and Addex Pharmaceuticals Inc., company created on May 29, 2019 registered in Delaware with its principal business location in San Francisco, California, United States. Its registered shares are traded at the SIX, Swiss Exchange, under the ticker symbol ADXN. On January 29, 2020, the Group listed on the Nasdaq Stock Market, American Depositary Shares (ADSs) under the symbol “ADXN”, without a new issuance of securities. ADSs represents shares that continue to be admitted to trading on SIX Swiss Exchange.

These condensed consolidated financial statements have been approved for issuance by the Board of Directors on October 30, 2020.

2. Basis of preparation

These condensed consolidated interim financial statements for the three month and nine month periods ended September 30, 2020, have been prepared under the historic cost convention and in accordance with IAS 34 “Interim Financial Reporting” and are presented in a format consistent with the consolidated financial statements under IAS 1 “Presentation of Financial Statements”. However, they do not include all of the notes that would be required in a complete set of financial statements. Thus, this interim financial report should be read in conjunction with the consolidated financial statements for the year ended December 31, 2019.

Interim financial results are not necessarily indicative of results anticipated for the full year. The preparation of these unaudited condensed consolidated interim financial statements made in accordance with IAS 34 requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates. The areas involving a higher degree of judgment which are significant to the condensed consolidated interim financial statements are disclosed in note 4 to the consolidated financial statements for the year ended December 31, 2019.

A number of new or amended standards and interpretations became applicable for financial periods beginning on or after January 1, 2020. The Group noted that the latter did not have a material impact on the Group’s financial position or disclosures made in the condensed consolidated interim financial statements.

Due to rounding, numbers presented throughout these condensed consolidated financial statements may not add up precisely to the totals provided. All ratios and variances are calculated using the underlying amount rather than the presented rounded amount.

Quarter 3 Report | Interim Condensed Consolidated Financial Statements | Notes

3. Critical accounting estimates and judgments

The Group makes estimates and assumptions concerning the future. These estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities or may have had a significant impact on the reported results are disclosed below:

Going concern

The Group’s accounts are prepared on a going concern basis. To date, the Group has financed its cash requirements primarily from share issuances and licensing certain of its research and development stage products. The Group is a development stage enterprise and is exposed to all the risks inherent in establishing a business. The Group maintains detailed financial forecasts and monitors actual results on a regular basis so that measures can be taken to ensure the Group remains solvent.

COVID-19

In early 2020 a coronavirus disease (COVID-19) pandemic developed globally resulting in a significant number of infections and negative effects on economic activity. The Group is actively monitoring the situation and is taking any necessary measures to respond to the situation in cooperation with the various stakeholders. On March 18, 2020 the Group announced the suspension of the initiation of a placebo-controlled Phase 2b/3 pivotal clinical trial of dipraglurant in levodopa-induced dyskinesia associated with Parkinson’s disease (dipraglurant PD-LID). The Group decided to suspend the trial based on the inability of planned clinical trial sites in the United States to initiate the trial in full compliance with the Group’s planned clinical trial procedures including with respect to data reporting, data monitoring, and the recommendations of various health authorities that the infirm patients who would participate in the trial not risk being exposed to COVID-19 at clinical trial sites. Such sites have been and may continue to be required to focus their limited resources on matters unrelated to our planned clinical trial, thereby decreasing availability, in whole or in part, for services to our planned clinical trial. The Group will not be able to initiate the trial until these risks have been significantly reduced or remediated. Although the Group believes, based on current projections of the pandemic, that it will be able to initiate the trial in the first quarter of 2021, the duration of the COVID-19 crisis is uncertain and, if the enumerated risks are not addressed, the Group may have to adjust its expectations as to trial initiation, including potentially initiating the trial later in 2021, in order to accommodate the foregoing factors. In addition, the COVID-19 pandemic may affect the operations of the FDA and other health authorities, which could result in delays of reviews and approvals, including with respect to dipraglurant and our other product candidates. Any such delays could increase the cost of our planned clinical trial and increase the uncertainty of receiving approval from the FDA for dipraglurant in PD-LID patients. Depending on the duration of the COVID-19 crisis and continued negative impact on global economic activity, the Group may have to take additional measures that will have a negative impact on the Group’s business continuity and may experience certain liquidity restraints as well as incur impairments on its assets. The exact impact on the Group’s activities in 2020 and thereafter cannot be reasonably predicted. However, based on the risk mitigation measures undertaken, the Group concluded that there is no material uncertainty that may cast a significant doubt upon the Group’s ability to continue as a going concern.

Revenue recognition

Revenue is primarily from fees related to licenses, milestones and research services. Given the complexity of the relevant agreements, judgements are required to identify distinct performance obligations; allocate the transaction price to these performance obligations and determine when the performance obligations are met. In particular, the Group’s judgement over the estimated stand-alone selling price which is used to allocate the transaction price to the performance obligations is disclosed in note 15.

Grants

Grants are recorded at their fair value when there is reasonable assurance that they will be received and recognized as income when the Group has satisfied the underlying grant conditions. In certain circumstances, grant income may be recognized before explicit grantor acknowledgement that the conditions have been met.

Accrued research and development costs

The Group records accrued expenses for estimated costs of research and development activities conducted by third party service providers. The Group records accrued expenses for estimated costs of research and development activities based upon the estimated amount of services provided but not yet invoiced, and these costs are included in accrued expenses on the balance sheets and within research and development expenses in the statements of comprehensive loss. These costs are a significant component of research and development expenses. Accrued expenses for these costs are recorded based on the estimated amount of work completed in accordance with agreements established with these third parties.

To date, the Group has not experienced significant changes in the estimates of accrued research and development expenses after a reporting period. However, due to the nature of estimates, the Group may be required to make changes to the estimates in the future as it becomes aware of additional information about the status or conduct of its research activities.

Quarter 3 Report | Interim Condensed Consolidated Financial Statements | Notes

Research and development costs

The Group recognizes expenditure incurred in carrying out its research and development activities, including development supplies, until it becomes probable that future economic benefits will flow to the Group, which results in recognizing such costs as intangible assets, involving a certain degree of judgement. Currently, such development supplies are associated with preclinical and clinical trials of specific products that do not have any demonstrated technical feasibility.

Share-based compensation

The Group recognizes an expense for share-based compensation based on the valuation of equity incentive units using the Black-Scholes valuation model. A number of assumptions related to the volatility of the underlying shares and to the risk-free rate are made in this model. Should the assumptions and estimates underlying the fair value of these instruments vary significantly from management’s estimates, then the share-based compensation expense would be materially different from the amounts recognized.

Pension obligations

The present value of the pension obligations is calculated by an independent actuary and depends on a number of assumptions that are determined on an actuarial basis such as discount rates, future salary and pension increases, and mortality rates. Any changes in these assumptions will impact the carrying amount of pension obligations. The Group determines the appropriate discount rate at the end of each period. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. In determining the appropriate discount rate, the Group considers the interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. Other key assumptions for pension obligations are based in part on current market conditions.

4. Interim measurement note

Seasonality of the business: The business is not subject to any seasonality, but expenses and corresponding revenue are largely determined by the phase of the respective projects, particularly with regard to external research and development expenditures.

Costs: Costs that incur unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

5. Segment reporting

5.1 Reportable segments

The Group operates in one segment, which is the business of developing drugs for human health.

5.2 Entity wide information

Information about products, services and major customers

External income of the Group for the three-month and nine-month periods ended September 30, 2020 and 2019 is derived from the business of discovery development and commercialization of pharmaceutical products. Income was earned from the sale of license rights and rendering of research services to a pharmaceutical company and grants earned.

Information about geographical areas

External income is exclusively recorded in the Swiss operating company.

Analysis of revenue from contract with customer and other income by nature is detailed as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
Collaborative research funding	27,264	502,359	1,792,117	1,722,660
Grants earned	70,033	—	180,839	—
Other service income	5,355	8,720	14,506	15,340
Total	102,652	511,079	1,987,462	1,738,000

Quarter 3 Report | Interim Condensed Consolidated Financial Statements | Notes

Analysis of revenue from contract with customer and other income by major counterparties is detailed as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
Indivior PLC	27,264	502,359	1,792,117	1,722,660
Eurostars (Innosuisse)	70,033	—	180,839	—
Other counterparties	5,355	8,720	14,506	15,340
Total	102,652	511,079	1,987,462	1,738,000

For more detail, refer to note 15, “Revenue from contract with customer” and note 16 “Other income”.

The geographical allocation of long-lived assets is detailed as follows:

	September 30, 2020	December 31, 2019
Switzerland	308,443	498,066
United States of America	89,084	141,420
France	389	391
Total	397,916	639,877

The capital expenditure during the nine-month period ended September 30, 2020 is CHF 11,329 (CHF 25,490 for the nine-month period ended September 30, 2019).

The geographical analysis of operating costs is as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
Switzerland	3,192,154	4,270,757	12,278,647	12,981,853
United States of America	19,221	197	62,268	197
France	4,309	1,794	6,163	5,245
Total operating costs (note 17)	3,215,684	4,272,748	12,347,078	12,987,295

6. Cash and cash equivalents

	September 30, 2020	December 31, 2019
Cash at bank and on hand	17,813,450	26,889,923
Short term deposits in USD	—	4,646,880
Total cash and cash equivalents	17,813,450	31,536,803

Split by currency:

	September 30, 2020	December 31, 2019
CHF	66.65%	64.31%
USD	31.87%	35.03%
GBP	0.73%	0.40%
EUR	0.75%	0.26%
Total	100%	100%

The Group pays interest on CHF cash and cash equivalents and earns interest on USD cash and cash equivalents. The Group invests its cash balances into a variety of current and deposit accounts with Swiss banks. In addition, the Group invests a portion of its USD cash in line with its treasury guidelines. As of September 30, 2020, non-used funds received from Eurostars/Innosuisse amount to CHF 149,940 (note 16).

All cash and cash equivalents were held either at bank or on hand as at September 30, 2020 and December 31, 2019.

Quarter 3 Report | Interim Condensed Consolidated Financial Statements | Notes

7. Other current assets

	September 30, 2020	December 31, 2019
Other financial assets	66,346	13,968
Receivables	75,836	118,028
Prepayments	1,292,814	720,063
Total other current assets	1,434,996	852,059

The Group applies the IFRS 9 simplified approach to measuring expected credit losses (“ECL”), which uses a lifetime expected loss allowance for all trade receivables and contract assets. As of September 30, 2020, the receivables comprise of five non-governmental debtors whose combined outstanding balances are CHF 47,068 (five non-governmental debtors for CHF 88,075 as of December 31, 2019). The Group has considered these customers to have a low risk of default based on historic loss rates and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables. As a result, excepted loss allowance has been deemed as nil as of September 30, 2020 and December 31, 2019. The prepayments mainly relate to contract research organization and directors and officer’s liability insurances. The increase in prepayments at September 30, 2020 compared to December 31, 2019, is because insurance premiums are paid at the beginning of the year.

8. Right-of-use assets

	Properties	Equipment	Total
Year ended December 31, 2019
Opening net book amount	—	—	—
Adoption of IFRS16 as at January 1, 2019	483,350	61,160	544,510
Additions	308,987	13,541	322,528
Depreciation charge	(296,656)	(27,487)	(324,143)
Exchange differences	445	—	445
Closing net book amount	496,126	47,214	543,340
At December 31, 2019
Cost	792,337	74,701	867,038
Accumulated depreciation	(296,211)	(27,487)	(323,698)
Net book value	496,126	47,214	543,340

	Properties	Equipment	Total
Period ended September 30, 2020
Opening net book amount	496,126	47,214	543,340
Additions	—	—	—
Depreciation charge	(259,307)	(19,320)	(278,627)
Exchange differences	(4,885)	—	(4,885)
Closing net book amount	231,934	27,894	259,828
At September 30, 2020
Cost	496,126	47,214	543,340
Accumulated depreciation	(264,192)	(19,320)	(283,512)
Net book value	231,934	27,894	259,828

9. Property, plant and equipment

	Equipment	Furniture & fixtures	Chemical library	Total
Year ended December 31, 2019
Opening net book amount	8,868	—	—	8,868
Additions	28,459	—	—	28,459
Depreciation charge	(9,701)	—	—	(9,701)
Closing net book amount	27,626	—	—	27,626
At December 31, 2019
Cost	1,622,865	7,564	1,207,165	2,837,594
Accumulated depreciation	(1,595,239)	(7,564)	(1,207,165)	(2,809,968)
Net book value	27,626	—	—	27,626

Quarter 3 Report | Interim Condensed Consolidated Financial Statements | Notes

	Equipment	Furniture & fixtures	Chemical library	Total
Period ended September 30, 2020
Opening net book amount	27,626	—	—	27,626
Additions	55,339	—	—	55,339
Depreciation charge	(13,050)	—	—	(13,050)
Closing net book amount	69,915	—	—	69,915
At September 30, 2020
Cost	1,678,204	7,564	1,207,165	2,892,933
Accumulated depreciation	(1,608,289)	(7,564)	(1,207,165)	(2,823,018)
Net book value	69,915	—	—	69,915

10. Non-current financial assets

	September 30, 2020	December 31, 2019
Security rental deposits	68,173	68,911
Total non-current financial assets	68,173	68,911

11. Payables and accruals

	September 30, 2020	December 31, 2019
Trade payables	433,245	2,216,147
Social security and other taxes	98,668	107,415
Accrued expenses	1,319,727	1,872,849
Total payables and accruals	1,851,640	4,196,411

All payables mature within 3 months. Accrued expenses relate primarily to amounts accrued under R&D service contracts and professional fees. The amounts have decreased at September 30, 2020 compared to December 31, 2019, mainly due to the initiation of a placebo-controlled Phase 2b/3 pivotal clinical trial of dipraglurant in PD-LID being suspended since March 18, 2020. The other discovery activities are not significantly affected by the COVID-19 pandemic. The carrying amounts of trade payables do not materially differ from their fair values, due to their short-term nature.

12. Share capital

	Number of shares
	Common shares	Treasury shares	Total
Balance at January 1, 2019	28,564,031	(2,158,476)	26,405,555
Issue of shares – capital increase	4,284,604	(4,284,604)	—
Settlement of supplier invoices	—	134,326	134,326
Net sale of treasury shares	—	3,044	3,044
Balance at September 30, 2019	32,848,635	(6,305,710)	26,542,925

Balance at January 1, 2020	32,848,635	(6,243,487)	26,605,148
Settlement of supplier invoices	—	171,079	171,079
Net purchase of treasury shares	—	(21,925)	(21,925)
Balance at September 30, 2020	32,848,635	(6,094,333)	26,754,302

The Company maintains a liquidity contract with Kepler Capital Markets SA (“Kepler”). Under the agreement, the Group has provided Kepler with cash and shares to enable them to buy and sell the Company’s shares. At September 30, 2020, 49,850 (December 31, 2019: 27,925) treasury shares are recorded under this agreement in the treasury share reserve and CHF 66,346 (December 31, 2019: CHF 13,968) is recorded in other financial assets.

At September 30, 2020 and 2019, the total issued share capital is CHF 32,848,635, consisting of 32,848,635 shares. All shares have a nominal value of CHF 1.

On May 17, 2019, the Company issued 4,284,604 new shares from the authorized capital to its 100% owned subsidiary, Addex Pharma SA at CHF 1. These shares are held as treasury shares.

Quarter 3 Report | Interim Condensed Consolidated Financial Statements | Notes

During the three-month and the nine-month periods ended September 30, 2020, the Group used 59,327 and 171,079 treasury shares, respectively, (53,489 and 134,326 treasury shares for the same respective periods ended September 30, 2019) to purchase services from consultants including 27,734 and 92,423 treasury shares, respectively, (31,988 and 82,421 treasury shares for the same respective periods ended September 30, 2019) for Roger Mills, the Group’s Chief Medical Officer. The total value of consulting services settled in shares was CHF 87,975 and CHF 229,521 for the three-month and nine-month respective periods ended September 30 2020 (CHF 75,068 and CHF 198,877 for the same respective periods ended September 30, 2019).

13. Share-based compensation

The total share-based compensation expense recognized in the statement of comprehensive loss for equity incentive units granted to directors, executives, employees, consultants and investors for the three-month and nine-month periods ended September 30, 2020 amounts to CHF 305,443 and CHF 946,234, respectively, (CHF 368,619 and CHF 1,368,039 for the three-month and nine-month respective periods ended September 30, 2019).

As of September 30, 2020, 6,768,460 options were outstanding (5,540,600 options as of December 31, 2019). During the nine-month periods ended September 30, 2020, the Group granted 1,227,860 options with vesting over 4 years and a 10-year exercise period. Of these options, 31,362 were granted at an exercise price of CHF 1.45 on July 1, 2020, 1,158,011 were granted at an exercise price of CHF 1.14 on April 1, 2020 and 38,487 were granted at an exercise price of CHF 1.64 on January 1, 2020. On January 1, 2020, the Group extended for 5 years the exercise period of 194,687 vested options. Included in share-based compensation for the nine-month period ended September 30, 2020, CHF 25,683 relates to the fair value adjustment for exercise period extensions of vested options (CHF 4,070 for the three-month period ended September 30, 2020).

As of September 30, 2020 and December 31, 2019, a total of 198,750 equity sharing certificates (ESCs) were outstanding.

14. Retirement benefits obligations

The amounts recognized in the statement of comprehensive loss are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
Current service cost	(78,932)	(71,630)	(236,795)	(214,886)
Past service cost	—	—	102,764	—
Interest cost	(5,501)	(20,456)	(16,503)	(61,372)
Interest income	3,551	18,025	10,652	54,073
Company pension amount (note 18)	(80,882)	(74,061)	(139,882)	(222,185)

The conversion rates have changed as at January 1, 2020, which has led to a positive past service cost for the nine-month period ended September 30, 2020.

The amounts recognized in the balance sheet are determined as follows:

	September 30, 2020	December 31, 2019
Defined benefit obligation	(9,232,629)	(8,583,214)
Fair value of plan assets	7,600,744	7,101,476
Funded status	(1,631,885)	(1,481,738)

15. Revenue from contract with customer

License & research agreement with Indivior PLC

On January 2, 2018, the Group entered into an agreement with Indivior PLC (Indivior) for the discovery, development and commercialization of novel GABAB PAM compounds for the treatment of addiction and other CNS diseases. This agreement included the selected clinical candidate, ADX71441. In addition, Indivior agreed to fund a research program at the Group to discover novel GABAB PAM compounds.

The contract contains two distinct material promises and performance obligations: (1) the selected compound ADX71441 which falls within the definition of a licensed compound, whose rights of use and benefits thereon was transferred in January 2018 and, (2) the research services to be conducted by the Group and funded by Indivior to discover novel GABAB PAM compounds for clinical development that may be discovered over the research term of the agreement and selected by Indivior.

Quarter 3 Report | Interim Condensed Consolidated Financial Statements | Notes

Indivior has sole responsibility, including funding liability, for development of selected compounds under the agreement through preclinical and clinical trials, as well as registration procedures and commercialization, if any, worldwide. Indivior has the right to design development programs for selected compounds under the agreement. Through the Group’s participation in a joint development committee, the Group reviews, in an advisory capacity, any development programs designed by Indivior. However, Indivior has authority over all aspects of the development of such selected compounds.

Under terms of the agreement, the Group granted Indivior an exclusive license to use relevant patents and know-how in relation to the development and commercialization of product candidates selected by Indivior. Subject to agreed conditions, the Group and Indivior jointly own all intellectual property rights that are jointly developed and the Group or Indivior individually own all intellectual property rights that the Group or Indivior develop individually. The Group has retained the right to select compounds from the research program for further development in areas outside the interest of Indivior including Charcot-Marie-Tooth type 1A neuropathy, or CMT1A. Under certain conditions, but subject to certain consequences, Indivior may terminate the agreement.

The Group received and recognized in January 2018, a non-refundable upfront fee of USD 5.0 million for the right to use the clinical candidate, ADX71441, including all materials and know-how related to this clinical candidate. In addition, the Group is eligible for payments on successful achievement of pre-specified clinical, regulatory and commercial milestones totaling USD 330 million and royalties on net sales of mid-single digits to low teens double-digit.

On February 14, 2019, Indivior terminated the development of their selected compound, ADX71441. Separately, Indivior funds research at the Group, based on a research plan to be mutually agreed between the parties, to discover novel GABAB PAM compounds. These future novel GABAB PAM compounds, if selected by Indivior, become licensed compounds. The Group agreed with Indivior to an initial research term of two years, that can be extended by twelve-month increments and a minimum annual funding of USD 2 million for the Group’s R&D costs incurred. Following Indivior’s selection of one newly identified compound, the Group has the right to also select one additional newly identified compound. The Group is responsible for the funding of all development and commercialization costs of its selected compounds and Indivior has no rights to the Group’s selected compounds. The initial two-year research term was expected to run from May 2018 to April 2020. On October 7, 2019 and December 20, 2019, Indivior agreed an additional research funding of USD 0.8 million, increasing the research funding by USD 1.6 million, for the research period.

For the three-month period ended September 30, 2020, the Group recognized as revenue CHF 27 thousand relating to the reinvoicing of patent costs to indivior. The amount recognized as revenue by the Group for the research agreement is nil for the three-month period ended September 30, 2020 and CHF 1.8 million for the nine-month period ended September 30, 2020 (for the three-month and the nine-month periods ended September 30, 2019, CHF 0.5 million and CHF 1.7 million, respectively). The contract liability relating to the research agreement is nil as of September 30, 2020, compared to CHF 0.9 million as of December 31, 2019.

Janssen Pharmaceuticals Inc. (formerly Ortho-McNeil-Janssen Pharmaceuticals Inc).

On December 31, 2004, the Group entered into a research collaboration and license agreement with Janssen Pharmaceuticals Inc. (JPI). In accordance with this agreement, JPI has acquired an exclusive worldwide license to develop mGlu2 PAM compounds for the treatment of human health. The Group is eligible to receive up to EUR 109 million in success-based development and regulatory milestone, and low double-digit royalties on net sales. The Group considers these various milestones to be variable consideration as they are contingent upon achieving uncertain, future development stages and net sales. For this reason, the Group considers the achievement of the various milestones as binary events that will be recognized as revenue upon occurrence. No amounts have been recognized under this agreement in the three-month and nine-month periods ended September 30, 2020 and 2019.

16. Other income

Under a grant agreement with Eurostars/Innosuisse the Group is required to complete specific research activities within a defined period of time. The Group’s funding is fixed and received based on the satisfactory completion of the agreed research activities and incurring the related costs. In October 2019, the Group received CHF 380,184 from Eurostars/Innosuisse. For the three-month period ended September 30, 2020, the Group has recognized CHF 70,033 as other income (CHF 180,839 for the nine-month period ended September 30,2020). As at September 30, 2020, the Group recognized CHF 149,940 as short term deferred income (less than one year) and no amount was recognized as long term deferred income (more than one year) in accordance with the grant conditions. As at December 31, 2019 the Group recognized CHF 165,389 and CHF 165,390 as short and long-term deferred income, respectively.

Quarter 3 Report | Interim Condensed Consolidated Financial Statements | Notes

17. Operating costs

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
Staff costs (note 18)	1,061,189	994,267	3,278,253	3,221,764
Depreciation (notes 8/9)	99,007	80,396	291,677	237,189
External research and development costs	1,167,229	2,169,015	5,310,617	6,588,310
Laboratory consumables	70,187	72,961	229,981	176,427
Patent maintenance and registration costs	63,010	66,297	236,370	205,051
Professional fees	208,441	770,711	1,203,687	1,822,876
Short-term leases	9,676	1,460	27,010	19,696
Other operating costs	536,945	117,641	1,769,483	715,982
Total operating costs	3,215,684	4,272,748	12,347,078	12,987,295

The evolution of the total operating costs is mainly driven by external research and development expenses, internal staff costs, professional fees and other operating costs.

During the three-month period ended September 30, 2020, external research and development costs decreased by CHF 1.0 million compared to the same period ended September 30, 2019, primarily due to the initiation of a placebo-controlled Phase 2b/3 pivotal clinical trial of dipraglurant in PD-LID being suspended since March 18, 2020. During the same period the decrease of CHF 0.6 million in professional fees including CHF 0.4 million reduction in audit fees, is partially offset by an increase of CHF 0.4 million in other operating costs relating to increased directors and officer’s liability insurance premiums following the Company’s listing on Nasdaq Stock Market on January 29, 2020.

During the nine-month period ended September 30, 2020, external research and development costs decreased by CHF1.3 million compared to the same period ended September 30, 2019 primarily due to Dipraglurant PD-LID program whilst at the same time, other operating costs increased by CHF 1.1 million due to higher D&O insurance premiums and professional fees decreased by CHF 0.6 million mainly due to lower professional service fees.

18. Staff costs

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
Wages and salaries	668,626	574,483	2,170,043	1,745,037
Social charges and insurances	69,042	62,812	244,922	184,192
Value of share-based services	242,639	282,911	723,406	1,070,350
Retirement benefit (note 14)	80,882	74,061	139,882	222,185
Total staff costs	1,061,189	994,267	3,278,253	3,221,764

19. Finance result, net

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
Interest income	1,280	9,393	34,049	9,393
Interest cost	(8,649)	(21,344)	(44,126)	(84,288)
Interest expense on leases	(3,884)	(4,353)	(15,102)	(15,364)
Foreign exchange (losses)/gains, net	(188,749)	192,786	(348,898)	213,738
Finance result, net	(200,002)	176,482	(374,077)	123,479

Quarter 3 Report | Interim Condensed Consolidated Financial Statements | Notes

20. Loss per share

Basic and diluted loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of shares in issue during the period excluding shares purchased by the Group and held as treasury shares.

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
Loss attributable to equity holders of the Company	(3,313,034)	(3,585,187)	(10,733,693)	(11,125,816)
Weighted average number of shares in issue	26,687,189	26,485,119	26,653,630	26,414,042
Basic and diluted loss per share	(0.12)	(0.14)	(0.40)	(0.42)

The Company has three categories of dilutive potential shares at September 30, 2020 and 2019: equity sharing certificates (ESCs), share options and warrants. For the three-month and nine-month periods ended September 2020 and 2019, equity sharing certificates, share options and warrants have not been included in the calculation of the loss per share, as they would be anti-dilutive.

21. Related party transactions

Related parties include members of the Board of Directors and the Executive Management of the Group. The following transactions were carried out with related parties:

Key management compensation	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
Salaries, other short-term employee benefits and post-employment benefits	278,485	251,666	1,037,801	889,898
Consulting fees	67,576	89,779	247,049	246,471
Share-based compensation	271,946	321,425	783,331	1,200,093
Total	618,007	662,870	2,068,181	2,336,462

Salaries, other short-term employee benefits and post-employment benefits relate to members of the Board of Directors and Executive Management who are employed by the Group. Consulting fees relate to Roger Mills, a member of the Executive Management who delivers his services to the Group under a consulting contract. The Group has a net payable to the Board of Directors and Executive Management of CHF 100,966 at September 30, 2020 (December 31, 2019: CHF 176,089).

22. Events after the balance sheet date

On October 30, 2020, the research agreement with Indivior was extended until June 30, 2021. Under the amendment to the agreement, Indivior has committed research funding of $2.8 million. There were no other material events between the balance sheet date and the date on which these financial statements were approved by the board of directors that would require adjustment to the financial statements or disclosure under this heading.